Consent of Independent Certified Public Accounts

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-94085) and related Prospectus of International Speedway Corporation for the registration of $225 million in 7.875% Senior Notes due 2004 and to the inclusion of our report dated [January 19, 2000] with respect to the consolidated financial statements and schedules of International Speedway Corporation included in its Annual Report (Form 10-K) for the year ended November 30, 1999, filed with the Securities and Exchange Commission.



ERNST & YOUNG LLP
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Jacksonville, Florida
February __, 2000